Mail Stop 3561

August 20, 2009

Mr. Michael R. Dunn
Chief Executive Officer
Who's Your Daddy, Inc.
26381 Crown Valley Parkway, Suite 230
Mission Viejo, CA 92691

> **Re: Who's Your Daddy, Inc.**
> **Form 10-Q for the Quarter Ended June 30, 2009**
> **Filed August 19, 2009**
> **File No. 000-33519**

Dear Mr. Dunn:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Six Months Ended June 30, 2009

Item 4. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 18

1. Your disclosure here which states that there were no changes in your internal controls over financial reporting during the period covered by this report appears to be inconsistent with your disclosure in the Form 10-K/A for the year ended December 31, 2008 filed on August 14, 2009 which states the you have since

documented in writing your internal controls and procedures. Please clarify or advise.

As appropriate, please amend your filing(s) and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services